02044620

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.

(Translation of registrant's name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
Registrant

Dated: May 15/02

By: [signature]

CRGH

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.Date of Material Change

September 7, 2001

Item 3.Press Release

September 7, 2001 CDNX Trading Symbol: DML

Donner Minerals Ltd. announced that together with its majority owned subsidiary SVB Nickel Company Ltd. ("SVBN"), Northern Abitibi Mining Corp. ("Northern Abitibi"), Major General Resources Ltd. ("Major General") and Pallaum Minerals Ltd. ("Pallaum"), Donner has entered into an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 Million on exploration.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%, Cypress Development Corp. 11.36%, NDT Ventures Ltd. 6.55%, Rcom Venture Corp. 4.20%, Curion Ventures Corp. 1.20%.

The South Voisey Bay Project is comprised of the following properties:

1) Twenty licences covering about 549.5 km^2 held 100% by SVBN with the exception of a 37.5 km^2 portion in which Pallaum has a 25% interest (the "SVBN Property");

2) One licence covering about 39.5 km^2 owned 52.41% by Donner and 47.59% by Northern Abitibi (the "Donner/Northern Abitibi Property");

3) One Licence covering about 35.5 km^2 and owned 52.06% by Donner and 47.94% by Major General (the "Donner/Major General Property").

The SVBN Property, the Donner/Northern Abitibi Property and the Donner/Major General Property, ("the Combined Property") is centered 75km west of the Labrador Sea coast, 90 km south of Inco's Nickel-Copper-Cobalt deposits at Voisey's Bay.

Falconbridge has the option to earn a 50% participating joint venture interest in each of the three Properties (the "Option") for a period from September 1, 2001 to December 31, 2006 (the "Option Period") by incurring the following expenditures on exploration and related work ("Expenditures") on or before the end of the Option Period:

1) In order to vest its 50% interest in the SVBN Property, Falconbridge is required to incur $14,000,000 of Expenditures on the SVBN Property.

2) In order to vest its 50% interest in the Donner/Northern Abitibi Property, Falconbridge is required to incur $5,000,000 of Expenditures on the Donner/Northern Abitibi Property.

3) In order to vest its 50% interest in the Donner/Major General Property, Falconbridge is required to incur $4,000,000 of Expenditures on the Donner/Major General Property.

In order to keep the Option in good standing, Falconbridge will incur a total of at least $2,000,000 of Expenditures on the Combined Property on or before December 31, 2002 and $2,000,000 in each of the subsequent calendar years during the Option Period on the Combined Property. Falconbridge may abandon its Option on one or more of the Properties or parts thereof at any time during the Option Period. Falconbridge will be the operator during the Option Period. A management committee will be formed comprising all of the parties to develop and finalize all exploration programs.

Teck Corporation is also a signatory to the agreement discussed above and retains its right to earn 50% of Donner's interest in any deposits discovered and developed on the Combined Property, after adjusting for Falconbridge's 50% interest in the property. Teck can earn this interest by funding Donner's share of feasibility costs and arranging Donner's share of production financing.

As part of Donner's continuing efforts to build a strong working relationship with the Innu Nation, Donner and Falconbridge are close to finalizing agreements to address environmental and archaeological issues and Innu business and employment opportunities at South Voisey Bay.

Falconbridge and Donner believe that the South Voisey Bay project is a high-quality Nickel-Copper-Cobalt exploration project that will require a strong commitment over the next few years. Falconbridge and Donner will dedicate to the project an experienced exploration team with expertise in nickel deposits, closely integrating geology, geophysics and geochemistry. Deep-seeking geophysics will be very important to the South Voisey Bay Project. Falconbridge has been using a number of innovative geophysical methods specifically designed to find massive sulphide nickel in Sudbury, Raglan and elsewhere worldwide. Advanced geophysical methods integrated with expert geological knowledge of magmatic systems and nickel deposits are assets that Falconbridge will bring to this project in order to find an ore body at South Voisey Bay. Falconbridge will also bring its expertise in developing and operating mines, smelting, refining and marketing Nickel, Copper, Cobalt and Platinum Group Metals. Falconbridge is focused on profitably growing its nickel business and is interested in discovering and developing new supplies of nickel sulphide ore in Canada. This will be an important exploration project for Falconbridge.

Archaeological work will begin immediately and starting in early October, Falconbridge will carry out gravity and deep-seeking EM, together with geological mapping and re-logging of drill core. Falconbridge will then review and integrate all exploration data over the winter in order to plan and carry out a substantial drill program next spring.

Item 4.Summary of Material Change

See Item 3 above.

Item 5.Full Description of Material Change

See Item 3 above.

Item 6.Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.Omitted Information

N/A

Item 8.<u>**Senior Officers**</u>

Harvey Keats, President

Telephone: (604) 683-0564

Item 9.<u>**Statement of Senior Officer**</u>

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 22nd day of April, 2002.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
HARVEY KEATS
President

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.Date of Material Change

September 27, 2001

Item 3.Press Release

September 27, 2001 CDNX Trading Symbol: DML

Donner Minerals Ltd. announced that Donner, Falconbridge Limited and the Innu Nation have finalized agreements that address environmental and archaeological issues and Innu business and employment opportunities at South Voisey Bay.

Following successful meetings in Ottawa, Mr. Peter Penashue, President of the Innu Nation, stated, "Our agreements set the standard for building respectful relationships between the mining industry and Aboriginal people, and we are pleased to welcome these forward-thinking companies to our territory."

Mobilization of work crews is presently underway. Archaeological work has begun and will be followed shortly with gravity and deep-seeking EM, together with geological mapping and re-logging of drill core. Results from this season's field program will be integrated with existing exploration data over the winter in order to plan and carry out a substantial drill program next spring.

Item 4.Summary of Material Change

See Item 3 above.

Item 5.Full Description of Material Change

See Item 3 above.

Item 6.Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.Omitted Information

N/A

Item 8.Senior Officers

Harvey Keats, President

Telephone: (604) 683-0564

Item 9.Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 22nd day of April, 2002.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
HARVEY KEATS
President

DONNER MINERALS LTD.

Number: 004-02
Dated: February 14, 2002 CDNX **Symbol:** DML

NEWS RELEASE

David Patterson, CEO of Donner Minerals Ltd. is pleased to announce that the Company has engaged Holtermann & Team ('Holtermann') of Frankfurt, Germany to provide public relations for an initial term of 4 months. Holtermann will focus on servicing the Company's European shareholders and introducing and presenting the Company to interested investors. The Company has agreed to pay Holtermann $7,500 USD per month and has granted Alexander Holtermann of Holtermann & Team 250,000 stock options with an exercise price of $0.32 and expiring February 13, 2004.

In addition, the Company has granted 100,000 stock options to a consultant with an exercise price of $0.32 and expiring February 13, 2004.

The public relations agreement and the stock option grants described above are subject to the approval of the Canadian Venture Exchange.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.Date of Material Change

February 14, 2002

Item 3.Press Release

February 14, 2002 CDNX Trading Symbol: DML

Donner Minerals Ltd. has engaged Holtermann & Team ('Holtermann') of Frankfurt, Germany to provide public relations for an initial term of 4 months. Holtermann will focus on servicing the Company's European shareholders and introducing and presenting the Company to interested investors. The Company has agreed to pay Holtermann $7,500 USD per month and has granted Alexander Holtermann of Holtermann & Team 250,000 stock options with an exercise price of $0.32 and expiring February 13, 2004.

In addition, the Company has granted 100,000 stock options to a consultant with an exercise price of $0.32 and expiring February 13, 2004.

The public relations agreement and the stock option grants described above are subject to the approval of the Canadian Venture Exchange.

Item 4.Summary of Material Change

See Item 3 above.

Item 5.Full Description of Material Change

See Item 3 above.

Item 6.Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.Omitted Information

N/A

Item 8.Senior Officers

David Patterson, Chief Executive Officer

Telephone: (604) 683-0564

Item 9.Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 27th day of February, 2002.

DONNER MINERALS LTD.

Per:

"David Patterson"
DAVID PATTERSON
Chief Executive Officer

DONNER MINERALS LTD.

Dated: February 18, 2002

Number: 005-02
CDNX **Symbol:** DML

NEWS RELEASE

David Patterson, Chief Executive Officer of Donner Minerals Ltd. is pleased to announce that the Company has been approved for listing on the Frankfurt Stock Exchange. The Company's trading symbol on the Frankfurt Stock Exchange is "DNL".

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2. **Date of Material Change**

February 18, 2002

Item 3. **Press Release**

February 18, 2002 CDNX Trading Symbol: DML

Donner Minerals Ltd. has been approved for listing on the Frankfurt Stock Exchange. The Company's trading symbol on the Frankfurt Stock Exchange is "DNL".

Item 4. **Summary of Material Change**

See Item 3 above.

Item 5. **Full Description of Material Change**

See Item 3 above.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7. **Omitted Information**

N/A

Item 8.<u>**Senior Officers**</u>

David Patterson, Chief Executive Officer

Telephone: (604) 683-0564

Item 9.<u>**Statement of Senior Officer**</u>

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 27th day of February, 2002.

DONNER MINERALS LTD.

Per:

"David Patterson"
DAVID PATTERSON
Chief Executive Officer

DONNER MINERALS LTD.

Dated: February 25, 2002

Number: 006-02
CDNX **Symbol:** DML

Donner and Falconbridge to Explore for Extension of Thompson Nickel Belt

NEWS RELEASE

Harvey Keats, President of Donner Minerals Ltd. is pleased to announce that the Company and Falconbridge Limited have entered into an agreement for the exploration of an interpreted extension of the Thompson Nickel Belt. Falconbridge holds three permits, known as the Stephens Lake Property (the 'Property'), covering 1,898 square kilometers and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt. The interpreted extension is known as the Stephens Lake Belt.

The Thompson Nickel Belt, located in central Manitoba, is one of the most important nickel producing regions in the world. It is an elongated, highly deformed, Proterozoic, rift controlled, sedimentary basin at the western margin of the Archean Superior Craton. Since Inco discovered the Thompson deposit in the late 1950's, numerous deposits have been discovered in the belt over a distance of 200 kilometers. There has been significant production from five main deposits to date, with production and reserves in excess of 170 million tonnes. The largest is the Thompson deposit with production plus reserves estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

The search for the northeast extension of the Thompson Nickel Belt by Inco, Falconbridge and other nickel producers has focused almost entirely on the Fox River Belt, conventionally interpreted to be at the margin of the Superior Craton. The Fox River Belt is now recognized as having favourable geology for nickel sulphide mineralization. However, the mineral potential of the Stephens Lake Belt had not been recognized in the past and so no prior exploration was carried out in the area.

In 1999 the Manitoba Government and the Geological Survey of Canada released newly compiled and re-processed airborne magnetic data. Using this and other data, Falconbridge recognized that the geophysical signature of the Stephens Lake Belt is very similar to the signature of the Thompson Nickel Belt, and interpreted it to be an extension of the geology that hosts the Thompson deposits. This interpretation opens the potential for discovering a new nickel camp in a totally unexplored area.

The deposits in the Thompson Nickel Belt occur in ultramafic rocks, often in proximity to sulphide iron formation. This is an important relationship, since the ultramafic rocks provide the source for the nickel and the sulphide iron formation provides the sulphur required to form nickel sulphide deposits. The deposits are magnetic and conductive and appear as coincident magnetic highs and conductors on magnetic and electromagnetic surveys.

The Stephens Lake Belt is almost completely covered by till, however one outcrop of sulphide iron formation

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com

was found near the southern margin of the Property on Stephens Lake by Falconbridge last summer. This key piece of evidence supports the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt.

An airborne (GEOTEM) electromagnetic and magnetic survey will begin shortly at an estimated cost of $750,000. Any coincident magnetic highs and conductors will be prime drill targets for the discovery of nickel sulphide deposits.

Donner has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 31, 2006. Donner is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at Donner's option, and applied to future years' expenditure requirements.

Upon Donner deciding to incur each $1,000,000 of expenditures, Falconbridge will contribute to exploration funding by participating in private placements in Donner as follows:

$250,000 of the first million dollars in expenditures
$300,000 of the second million dollars in expenditures
$350,000 of the third million dollars in expenditures
$400,000 of the fourth million dollars in expenditures
$450,000 of the fifth million dollars in expenditures

All private placements will be priced in accordance with Canadian Venture Exchange policy.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of Donner and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period.

As long as Falconbridge has at least a 30% interest in the Property, Falconbridge will be entitled to designate the treatment facilities to be used for processing the ore and other mineral products, and market such products for the Joint Venture, at rates, charges and costs competitive for the industry.

Provided Falconbridge has at least 30% interest in the Joint Venture, Falconbridge will be entitled to designate all or any part of the Property as a Specific Project, and will have the right to earn an additional 20% interest in the Specific Project by carrying out a Bankable Feasibility Study, and to be operator on the Specific Project. Falconbridge shall have the right to earn an additional 5% interest by arranging debt financing and bank guarantees for both parties for the development of the Specific Project through to commercial production.

Donner and Falconbridge both have a right of first refusal to purchase all or any part of the other party's interest in the Joint Venture.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.Date of Material Change

February 25, 2002

Item 3.Press Release

February 25, 2002 CDNX Trading Symbol: DML

Donner Minerals Ltd. and Falconbridge Limited have entered into an agreement for the exploration of an interpreted extension of the Thompson Nickel Belt. Falconbridge holds three permits, known as the Stephens Lake Property (the 'Property'), covering 1,898 square kilometers and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt. The interpreted extension is known as the Stephens Lake Belt.

The Thompson Nickel Belt, located in central Manitoba, is one of the most important nickel producing regions in the world. It is an elongated, highly deformed, Proterozoic, rift controlled, sedimentary basin at the western margin of the Archean Superior Craton. Since Inco discovered the Thompson deposit in the late 1950's, numerous deposits have been discovered in the belt over a distance of 200 kilometers. There has been significant production from five main deposits to date, with production and reserves in excess of 170 million tonnes. The largest is the Thompson deposit with production plus reserves estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

The search for the northeast extension of the Thompson Nickel Belt by Inco, Falconbridge and other nickel producers has focused almost entirely on the Fox River Belt, conventionally interpreted to be at the margin of the Superior Craton. The Fox River Belt is now recognized as having favourable geology for nickel sulphide mineralization. However, the mineral potential of the Stephens Lake Belt had not been recognized in the past and so no prior exploration was carried out in the area.

In 1999 the Manitoba Government and the Geological Survey of Canada released newly compiled and re-processed airborne magnetic data. Using this and other data, Falconbridge recognized that the geophysical signature of the Stephens Lake Belt is very similar to the signature of the Thompson Nickel Belt, and interpreted it to be an extension of the geology that hosts the Thompson deposits. This interpretation opens the potential for discovering a new nickel camp in a totally unexplored area.

The deposits in the Thompson Nickel Belt occur in ultramafic rocks, often in proximity to sulphide iron formation. This is an important relationship, since the ultramafic rocks provide the source for the nickel and the sulphide iron formation provides the sulphur required to form nickel sulphide deposits. The deposits are magnetic and conductive and appear as coincident magnetic highs and conductors on magnetic and electromagnetic surveys.

The Stephens Lake Belt is almost completely covered by till, however one outcrop of sulphide iron formation was found near the southern margin of the Property on Stephens Lake by Falconbridge last summer. This key piece of evidence supports the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt.

An airborne (GEOTEM) electromagnetic and magnetic survey will begin shortly at an estimated cost of $750,000. Any coincident magnetic highs and conductors will be prime drill targets for the discovery of nickel sulphide deposits.

Donner has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 31, 2006. Donner is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at Donner's option, and applied to future years' expenditure requirements.

Upon Donner deciding to incur each $1,000,000 of expenditures, Falconbridge will contribute to exploration funding by participating in private placements in Donner as follows:

$250,000 of the first million dollars in expenditures
$300,000 of the second million dollars in expenditures
$350,000 of the third million dollars in expenditures
$400,000 of the fourth million dollars in expenditures
$450,000 of the fifth million dollars in expenditures

All private placements will be priced in accordance with Canadian Venture Exchange policy.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of Donner and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period.

As long as Falconbridge has at least a 30% interest in the Property, Falconbridge will be entitled to designate the treatment facilities to be used for processing the ore and other mineral products, and market such products for the Joint Venture, at rates, charges and costs competitive for the industry.

Provided Falconbridge has at least 30% interest in the Joint Venture, Falconbridge will be entitled to designate all or any part of the Property as a Specific Project, and will have the right to earn an additional 20% interest in the Specific Project by carrying out a Bankable Feasibility Study, and to be operator on the Specific Project. Falconbridge shall have the right to earn an additional 5% interest by arranging debt financing and bank guarantees for both parties for the development of the Specific Project through to commercial production.

Donner and Falconbridge both have a right of first refusal to purchase all or any part of the other party's interest in the Joint Venture.

Item 4.Summary of Material Change

See Item 3 above.

Item 5.Full Description of Material Change

See Item 3 above.

Item 6.Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.Omitted Information

N/A

Item 8. **Senior Officers**

David Patterson, Chief Executive Officer

Telephone: (604) 683-0564

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 27th day of February, 2002.

DONNER MINERALS LTD.

Per:

"David Patterson"
DAVID PATTERSON
Chief Executive Officer

DONNER MINERALS LTD.

Dated: February 28, 2002

Number: 007-02
CDNX **Symbol:** DML

NEWS RELEASE

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. announces that the Company has negotiated a non-brokered private placement in the amount of $1,600,000. These funds will be raised by the Company issuing a total of 4,000,000 units at a price of $0.40 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.44 for two years. A portion of the units will be flow through units. A finder's fee is payable on a portion of the funds raised in the private placement.

The private placement is subject to the approval of the Canadian Venture Exchange.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

DONNER MINERALS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 30/01/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PATTERSON

GIVEN NAMES: DAVID

NO. STREET APT: SUITE 1360 - 605 ROBSON ST.

CITY: VANCOUVER

PROV.: BC

POSTAL CODE: V6B 5J3

BUSINESS TELEPHONE NUMBER: 604 - 683 - 0564

BUSINESS FAX NUMBER: 604 - 602 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	850,000	08/05/02	11		100,000	.40		750,000	1	
OPTIONS	2,260,000							2,260,000	1	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID PATTERSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 15/05/02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

DONNER MINERALS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 14/03/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPARKES

GIVEN NAMES: KERRY ELWYN

NO. STREET APT: 2336 RIVERBANK PLACE

CITY: NORTH VANCOUVER

PROV.: BC POSTAL CODE: V7H 2O2

BUSINESS TELEPHONE NUMBER: 604 - 683 - 0564

BUSINESS FAX NUMBER: 604 - 602 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	50,100	29/04/02	10		23,500	.43		26,600	1	
	26,600	02/05/02	10		10,000	.41		16,600	1	
	16,600	03/05/02	10		10,000	.42		6,600	1	
OPTIONS	700,000							700,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KERRY SPARKES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 06/05/02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

DONNER MINERALS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 08/03/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPARKES

GIVEN NAMES: KERRY ELWYN

NO. 2336 STREET: RIVERBANK PLACE APT

CITY: NORTH VANCOUVER

PROV.: BC POSTAL CODE: V7H2L2

BUSINESS TELEPHONE NUMBER: 604 - 683 - 0564

BUSINESS FAX NUMBER: 604 - 602 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	96,100	04/03/02	10		14,000	.43		82,100	1	
	82,100	06/03/02	10		15,000	.44		67,100	1	
	67,100	07/03/02	10		12,000	.43		55,100	1	
	55,100	07/03/02	10		5,000	.42		50,100	1	
OPTIONS	700,000							700,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KERRY SPARKES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 14/03/02

PAGE 1 OF 2

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

DONNER MINERALS LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 15/02/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPARKES

GIVEN NAMES: KERRY ELLWYN

NO. STREET: 2336 RIVERBANK PLACE APT:

CITY: NORTH VANCOUVER

PROV.: BC POSTAL CODE: V7H 2L2

BUSINESS TELEPHONE NUMBER: 604 - 683 - 0564

BUSINESS FAX NUMBER: 604 - 602 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	40,000	26/02/02	10		20,000	.40		20,000	1	
	20,000	27/02/02	10		17,000	.42		3,000	1	
	3,000	27/02/02	10		3,000	.41		0	1	
	0	28/02/02	51	126,100		.10		126,100	1	
	126,100	28/02/02	10		20,000	.43		106,100	1	
	106,100	01/03/02	10		6,500	.44		99,600	1	
	99,600	01/03/02	10		3,500	.42		96,100	1	

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): —

SIGNATURE: —

DATE OF THE REPORT (DAY / MONTH / YEAR): —

PAGE 2 OF 2

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

DONNER MINERALS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 15/02/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPARKES

GIVEN NAMES: KERRY ELWYN

NO. STREET APT: 2336 RIVERBANK PLACE

CITY: NORTH VANCOUVER

PROV.: BC POSTAL CODE: V7H 2L2

BUSINESS TELEPHONE NUMBER: 604 - 683 - 0564

BUSINESS FAX NUMBER: 604 - 602 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	826,100	28/02/02	51		126,100	.10		700,000	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KERRY SPARKES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 08/03/02

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Donner minerals Ltd

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 08 02 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPARKES

GIVEN NAMES: KERRY Elwyn

NO. STREET APT: 2336 Riverbank Place

CITY: North Vancouver

PROV.: BC POSTAL CODE: V7N 2L2

BUSINESS TELEPHONE NUMBER: 604-683-0564

BUSINESS FAX NUMBER: 604-602-9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	70,000	05 02 02	10		10,000	.36		60,000	0	
	60,000	05 02 02	10		5,000	.35		55,000	0	
	55,000	07 02 02	10		5000	.35		50,000	0	
	50,000	08 02 02	10		10,000	.33		40,000	0	
OPTIONS	826,100							826,100	0	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KERRY SPARKES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 15 02 02

collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Donner Minerals Ltd

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPARKES

GIVEN NAMES: KERRY Elwyn

NO.: 2336 STREET: Riverbank Place APT:

CITY: North Vancouver,

PROV.: B.C POSTAL CODE: V7H 2L2

BUSINESS TELEPHONE NUMBER: 604 - 683 - 0564

BUSINESS FAX NUMBER: 604 - 602 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	104,000	29/01/02			8000	.33		96,000	0	
	96,000	01/02/02			10,000	.35		86,000	0	
	86,000	01/02/02			5000	.37		81,000	0	
	81,000	01/02/02			11,000	.34		70,000	0	
OPTions	826,100							826,100	0	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 HB — 184

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Please note my last insider was filed electronically via sedi.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KERRY SPARKES

SIGNATURE

DATE OF THE REPORT (DAY/MONTH/YEAR): 08/02/02